Exhibit 99.26

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR	STATEMENT OF FINANCIAL POSITION

NEW YORK STOCK
EXCHANGE CODE: VLRS
	AT MARCH 31, 2015 AND DECEMBER 31, 2014	CONSOLIDATED

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Account / Subaccount	Amount	Amount
10000000	Total assets	11,084,711	9,905,040
11000000	Total current assets	4,464,918	3,688,669
11010000	Cash and cash equivalents	3,155,850	2,264,857
11020000	Short-term investments	0	0
11020010	Available-for-sale investments	0	0
11020020	Trading investments	0	0
11020030	Held-to-maturity investments	0	0
11030000	Accounts receivables, net	175,130	176,907
11030010	Accounts receivables	209,826	204,693
11030020	Provisions for doubtful accounts	-34,696	-27,786
11040000	Other receivables, net	111,044	271,653
11040010	Other receivables	111,160	271,653
11040020	Provisions for doubtful accounts	-116	0
11050000	Inventories	137,720	139,673
11051000	Biological current assets	0	0
11060000	Other current assets	885,174	835,579
11060010	Prepaid expenses	247,052	227,708
11060020	Financial instruments	55,753	62,679
11060030	Assets available for sale	0	0
11060050	Rights and licenses	0	0
11060060	Other	582,369	545,192
12000000	Total non-current assets	6,619,793	6,216,371
12010000	Accounts receivable, net	0	0
12020000	Investments	0	0
12020010	Investments in associates and joint ventures	0	0
12020020	Held-to-maturity investments	0	0
12020030	Available-for-sale investments	0	0
12020040	Other investments	0	0
12030000	Property, plant and equipment, net	2,190,738	2,223,312
12030010	Land and buildings	0	0
12030020	Machinery and industrial equipment	0	0
12030030	Other equipment	1,694,347	1,630,356
12030040	Accumulated depreciation and amortization	(981,036)	(887,293)
12030050	Construction in process	1,477,427	1,480,249
12040000	Investment property	0	0
12050000	Biological non- current assets	0	0
12060000	Intangible assets,net	69,257	72,566
12060010	Goodwill	0	0
12060020	Trademarks	0	0
12060030	Rights and licenses	1,940	2,070
12060031	Concessions	0	0
12060040	Other intangible assets	67,317	70,496
12070000	Deferred tax assets	521,783	327,785
12080000	Other non-current assets	3,838,015	3,592,708
12080001	Prepaid expenses	0	0
12080010	Financial instruments	82,888	5,454
12080020	Employee benefits	0	0
12080021	Available for sale assets	0	0
12080040	Deferred charges	0	0
12080050	Other	3,755,127	3,587,254
20000000	Total liabilities	6,278,943	5,435,260
21000000	Total short-term liabilities	5,642,817	4,768,367
21010000	Financial Debt	846,054	818,393
21020000	Stock market loans	0	0
21030000	Other liabilities with cost	0	0
21040000	Suppliers	264,738	505,604
21050000	Taxes payable	1,389,588	677,094
21050010	Income tax payable	363,406	47,746
21050020	Other taxes payable	1,026,182	629,348
21060000	Other current liabilities	3,142,437	2,767,276

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR	STATEMENT OF FINANCIAL POSITION

NEW YORK STOCK
EXCHANGE CODE: VLRS
	AT MARCH 31, 2015 AND DECEMBER 31, 2014	CONSOLIDATED

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Account / Subaccount	Amount	Amount
21060010	Interest payable	5,373	4,678
21060020	Financial instruments	92,130	210,650
21060030	Deferred revenue	1,959,950	1,420,935
21060050	Employee benefits	0	0
21060060	Provisions	10,669	8,905
21060061	Current liabilities related to available for sale assets	0	0
21060080	Other	1,074,315	1,122,108
22000000	Total long-term liabilities	636,126	666,893
22010000	Financial debt	404,748	424,799
22020000	Stock market loans	0	0
22030000	Other liabilities with cost	0	0
22040000	Deferred tax liabilities	31,431	26,842
22050000	Other non-current liabilities	199,947	215,252
22050010	Financial instruments	37,542	42,468
22050020	Deferred revenue	0	0
22050040	Employee benefits	8,350	7,737
22050050	Provisions	23,739	20,986
22050051	Long-term liabilities related to available for sale assets	0	0
22050070	Other	130,316	144,061
30000000	Total equity	4,805,768	4,469,780
30010000	Equity attributable to equity holders of parent	4,805,768	4,469,780
30030000	Capital stock	2,973,559	2,973,559
30040000	Shares repurchased	0	0
30050000	Premium on issuance of shares	1,787.950	1,786,790
30060000	Contributions for future capital increases	1	1
30070000	Other contributed capital	-114,789	-114,789
30080000	Retained earnings (accumulated losses)	288,851	-17,533
30080010	Legal reserve	38,250	38,250
30080020	Other reserves	0	0
30080030	Accumulate losses	-55,783	-660,967
30080040	Net (loss) income for the period	306,384	605,184
30080050	Others	0	0
30090000	Accumulated other comprehensive income (net of tax)	-129,804	-158,248
30090010	Gain on revaluation of properties	0	0
30090020	Actuarial gains (losses) from labor obligations	0	-1,482
30090030	Foreing currency translation	0	0
30090040	Changes in the valuation of financial assets available for sale	0	0
30090050	Changes in the valuation of derivative financial instruments	-129,804	-156,766
30090060	Changes in fair value of other assets	0	0
30090070	Share of other comprehensive income of associates and joint ventures	0	0
30090080	Other comprehensive income	0	0
30020000	Non-controlling interest	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR	STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA
NEW YORK STOCK
EXCHANGE: VLRS
	AT MARCH 31, 2015 AND DECEMBER 31, 2014	CONSOLIDATED

(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Concepts	Amount	Amount
91000010	Short-term foreign currency liabilities	1,309,438	1,477,902
91000020	Long term foreign currency liabilities	442,290	467,267
91000030	Capital stock	2,973,559	2,973,559
91000040	Restatement of capital stock	0	0
91000050	Plan assets for pensions and seniority premiums	0	0
91000060	Number of executives (*)	0	0
91000070	Number of employees (*)	2,905	2,805
91000080	Number of workers (*)	0	0
91000090	Outstanding shares (*)	1,011,876,677	1,011,876,677
91000100	Repurchased shares (*)	0	0
91000110	Restricted cash (1)	0	0
91000120	Guaranteed debt of associated companies	0	0

(1)	This concept must be filled when there are guarantees or restrictions that afecct cash and cash equivalents
(*)	Data in units

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR
STATEMENTS OF COMPREHENSIVE INCOME
NEW YORK STOCK
EXCHANGE CODE: VLRS
	FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014	CONSOLIDATED
(Thousand of Mexican Pesos)

		Current Year		Previous year
Ref	Concepts	Accumulated	Quarter	Accumulated	Quarter
40010000	Revenues	3,768,230	3,768,230	2,775,358	2,775,358
40010010	Services	3,768,230	3,768,230	2,775,358	2,775,358
40010020	Sale of goods	0	0	0	0
40010030	Interests	0	0	0	0
40010040	Royalties	0	0	0	0
40010050	Dividends	0	0	0	0
40010060	Leases	0	0	0	0
40010061	Constructions	0	0	0	0
40010070	Other revenue	0	0	0	0
40020000	Cost of sales	0	0	0	0
40021000	Gross profit	3,768,230	3,768,230	2,775,358	2,775,358
40030000	General expenses	3,438,339	3,438,339	3,264,530	3,264,530
40040000	(Loss) income before other income (expenses), net	329,891	329,891	-489,172	-489,172
40050000	Other income, net	16,213	16,213	1,114	1,114
40060000	Operating (loss) income	346,104	346,104	-488,058	-488,058
40070000	Finance income	95,524	95,524	16,197	16,197
40070010	Interest income	9,187	9,187	4,889	4,889
40070020	Gain on foreign exchange, net	86,333	86,333	11,300	11,300
40070030	Gain on derivatives, net	0	0	0	0
40070040	Gain on change in fair value of financial instruments	0	0	0	0
40070050	Other finance income	4	4	8	8
40080000	Finance costs	4,289	4,289	5,381	5,381
40080010	Interest expense	0	0	0	0
40080020	Loss on foreign exchange, net	0	0	0	0
40080030	Loss on derivatives, net	0	0	0	0
40080050	Loss on change in fair value of financial instruments	0	0	0	0
40080060	Other finance costs	4,289	4,289	5,381	5,381
40090000	Finance income (loss), net	91,235	91,235	10,816	10,816
40100000	Share of income (loss) of associates and joint ventures	0	0	0	0
40110000	(Loss) income before income tax	437,339	437,339	-477,242	-477,242
40120000	Income tax (expense) benefit	130,955	130,955	-107,110	-107,110
40120010	Current tax	332,304	332,304	2,260	2,260
40120020	Deferred tax	-201,349	-201,349	-109,370	-109,370
40130000	(Loss) income from continuing operations	306,384	306,384	-370,132	-370,132
40140000	(Loss) income from discontinued operations	0	0	0	0
40150000	Net (loss) income	306,384	306,384	-370,132	-370,132
40160000	Loss attributable to non-controlling interests	0	0	0	0
40170000	(Loss) income attributable to owners of parent	306,384	306,384	-370,132	-370,132

40180000	Earnings (loss) income per share basic	0.30	0.30	-0.37	-0.37
40190000	Earnings (loss) income per share diluted	0.30	0.30	-0.37	-0.37

MEXICAN STOCK EXCHANGE	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	QUARTER: 01 YEAR: 2015
CODE: VOLAR

NEW YORK STOCK	STATEMENTS OF COMPREHENSIVE INCOME
EXCHANGE CODE: VLRS	OTHER COMPERHENSIVE INCOME (NET OF INCOME TAX)	CONSOLIDATED
FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014
(Thousand of Mexican Pesos)

		Current year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40200000	Net (loss) income	306,384	306,384	-370,132	-370,132
	Disclosures not be reclassified on income
40210000	Property revaluation gains	0	0	0	0
40220000	Actuarial earnings (loss) from labor obligations	0	0	0	0
40220100	Share of income on revaluation on properties of associates and joint ventures	0	0	0	0
	Disclosures may be reclassified subsequently to income
40230000	Foreign currency translation	0	0	0	0
40240000	Changes in the valuation of financial assets held-for-sale	0	0	0	0
40250000	Changes in the valuation of derivative financial instruments	28,444	28,444	846	846
40260000	Changes in fair value of other assets	0	0	0	0
40270000	Share of other comprehensive income of associates and joint ventures	0	0	0	0
40280000	Other comprehensive income	0	0	0	0
40290000	Total other comprehensive income	28,444	28,444	846	846
	Total comprehensive (loss) income	334,828	334,828	-369,286	-369,286
40320000	Comprehensive income (loss), attributable to non-controlling interests	0	0	0	0
40310000	Comprehensive (loss) income, attributable to equity holders of parent	334,828	334,828	-369,286	-369,286

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR	STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA
NEW YORK STOCK
EXCHANGE CODE: VLRS
	FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014	CONSOLIDATED
(Thousand of Mexican Pesos)

		Current year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
92000010	Operating depreciation and amortization	103,169	103,169	57,685	57,685

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR	STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)
NEW YORK STOCK
EXCHANGE CODE: VLRS
CONSOLIDATED
(Thousand of Mexican Pesos)

		Year
Ref	Account/Subaccount	Current	Previous
92000030	Revenues net (**)	15,029,614	12,716,242
92000040	Operating (loss) income (**)	1,038,265	-208,658
92000060	Net (loss) income (**)	1,281,700	-40,218
92000050	(Loss) income, attributable to equity holders of parent(**)	1,281,700	-39,168
92000070	Operating depreciation and amortization (**)	387,999	277,971

(**) Information last 12 months

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR	STATEMENT OF CHANGES IN EQUITY

NEW YORK EXCHANGE
EXCHANGE CODE: VLRS	(Thousands of Mexican Pesos)
CONSOLIDATED

Concepts						Retained earnings (accumulated losses)
Increases	Capital stock	Shares repurchased	Additional paid-incapital	Contributions for future capital	Other capital contributed	Reserves	Unappropriated earnings (Accumulated Losses)	Accumulated other comprehensive income (loss)	Equity attributable to holders of parent	Non- controlling interests	Total equity
Balance at January 1, 2014	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370
Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0
Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0	0	0	0	0	0
Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0
Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in Additional paid-in capital	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0
Other changes	0	0	82	0	0	0	0	0	82	0	82
Comprehensive income	0	0	0	0	0	0	-370,132	846	-369,286	0	-369,286
Balance at March 31, 2014	2,973,559	0	1,785,826	1	-107,730	38,250	-1,031,099	-65,641	3,593,166	0	3,593,166
Balance at January 1, 2015	2,973,559	0	1,785,790	1	-114,789	38,250	-55,783	-158,248	4,469,780	0	4,469,780
Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0
Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0
Reserves	0	0	0	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0	0	0	0	0	0
Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0
Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in Additional paid-in capital Of shares	0	0	0	0	0	0	0	0	0	0	0
(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0
Other changes	0	0	1,160	0	0	0	0	0	1,160	0	1.160
Comprehensive (loss) income	0	0	0	0	0	0	306,384	28,444	334,828	0	334,828
Balance at March 31, 2015	2,973,559	0	1,787,950	1	-114,789	38,250	250,601	-129,804	4,805,768	0	4,805,768

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR	STATEMENT OF CASH FLOWS

NEW YORK STOCK
EXCHANGE CODE: VLRS
	FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014	CONSOLIDATED

(Thousand of Mexican Pesos)

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
OPERATING ACTIVITIES
50010000	(Loss) income before income tax	437,339	-477,242
50020000	+(-) Items not requiring cash	-4,160	-14,194
50020010	+ Estimate for the period	0	0
50020020	+ Provision for the period	0	0
50020030	+(-) Other unrealized items	-4,160	-14,194
50030000	+(-) Items related to investing activities	-7,921	51,412
50030010	Depreciation and amortization for the period	103,169	57,685
50030020	(-)+ Gain or loss on sale of property, plant and equipment	-19,972	-2,600
50030030	+(-) Loss (reversal) impairment	0	0
50030040	(-)+ Equity in results of associates and joint ventures	0	0
50030050	(-) Dividends received	0	0
50030060	(-) Interest received	-9,191	-4,897
50030070	(-) Foreign exchange fluctuation	-81,927	-3,673
50030080	(-)+ Other inflows (outflows) of cash	0	4,897
50040000	+(-) Items related to financing activities	123,420	12,773
50040010	(+) Accrued interest	4,289	5,381
50040020	(+) Foreign exchange fluctuation	0	0
50040030	(+) Financial Instruments	119,131	7,392
50040040	(-)+ Other inflows (outflows) of cash	0	0
50050000	Cash flows before income tax	548,678	-427,251
50060000	Cash flows from used in operating activities	400,686	341,206
50060010	+(-) Decrease (increase) in trade accounts receivable	-41,537	-36,444
50060020	+(-) Decrease (increase) in inventories	1,953	-9,113
50060030	+(-) Decrease (increase) in other accounts receivable	81,759	-210,797
50060040	+(-) Increase (decrease) in trade accounts payable	-239,946	-34,969
50060050	+(-) Increase (decrease) in other liabilities	608,626	637,659
50060060	+(-) Income taxes paid or returned	-10,169	-5,130
50070000	Net cash flows from (used in) provided by operating activities	949,364	-86,045
Investing activities
50080000	Net cash flows from used in investing activities	-50,546	-227,497
50080010	(-) Permanent investments	0	0
50080020	+ Disposition of permanent investments	0	0
50080030	(-) Investment in property, plant and equipment	-202,537	-366,913
50080040	+ Sale of property, plant and equipment	157,104	140,979
50080050	(-) Temporary investments	0	0
50080060	+ Disposition of temporary investments	0	0
50080070	(-) Investment in intangible assets	-5,113	-1,563
50080080	+ Disposition of intangible assets	0	0
50080090	(-) Acquisitions of ventures	0	0
50080100	+ Dispositions of ventures	0	0
50080110	+ Dividend received	0	0
50080120	+ Interest received	0	0
50080130	+(-) Decrease (increase) advances and loans to third parts	0	0
50080140	-(+) Other inflows (outflows) of cash	0	0
Financing activities
50090000	Net cash flow from provided by financing activities	-36,743	98,827
50090010	+ Financial debt	121,012	239,139
50090020	+ Stock market financing	0	0
50090030	+ Other financing	0	0
50090040	(-) Payments of financial debt amortization	-149,034	-135,083
50090050	(-) Stock market financing amortization	0	0
50090060	(-) Other financing amortization	0	0
50090070	+(-) Increase (decrease) in capital stock	0	0
50090080	(-) Dividends paid	0	0
50090090	+ Premium on issuance of shares	0	0
50090100	+ Contributions for future capital increases	0	0
50090110	(-) Interest expense	-8,721	-5,229
50090120	(-) Repurchase of shares	0	0
50090130	(-)+ Other inflows (outflows) of cash	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR	STATEMENT OF CASH FLOWS

NEW YORK STOCK
EXCHANGE CODE: VLRS
	FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014	CONSOLIDATED

(Thousand of Mexican Pesos)

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
50100000	Net (decrease) increase in cash and cash equivalents	862,075	-214,715
50110000	Net foreign exchange differences on the cash balance	28,918	3,963
50120000	Cash and cash equivalents at beginning of period	2,264,857	2,450,773
50130000	Cash and cash equivalents at end of period	3,155,850	2,240,021

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR
	FINANCIAL STATEMENT NOTES	PAGE
NEW YORK STOCK
EXCHANGE CODE: VLRS		CONSOLIDATED

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At March 31, 2015 and December 31, 2014 and for the three months period ended March 31, 2015 and 2014

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1. Corporate information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican corporate laws on October 27, 2005.

Controladora and its subsidiaries (The “Company”) are domiciled in Mexico, City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México D.F.

The Company, through its subsidiary, Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad. The Company is listed on the Mexican Stock Exchange (“BMV”) and on the New York Stock Exchange (NYSE).

2. Basis of preparation

The unaudited interim condensed consolidated financial statements for the three months ended March 31, 2015 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s consolidated financial statements for the last full year reported.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the last full year reported.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”).

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates

The amounts in the accompanying Consolidated Financial Statements have been rounded off to thousands of Mexican pesos, except when otherwise were indicated. The total amounts and percentages may not accurately reflect the absolute amounts in this document due to rounding off.

3. Significant entities of the Group

Significant subsidiaries

At March 31, 2015, except as described in the following paragraph, there were no changes in the significant subsidiaries of the Group.

 On January 21, 2015, a new subsidiary of the Company was organized under the corporate name of Servicios Operativos Terrestres Volaris, S. A. de C. V., whose corporate purpose contemplates, among other things, rendering services, as well as contracting and subcontracting any type of personnel who supports land operations for companies that render passenger, cargo, and mail air transportation service in all its areas.

4. Significant accounting judgments, estimates and assumptions

The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements.

Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Aircraft maintenance deposits paid to lessors

The Company makes certain assumptions at the inception of a lease and at each reporting date to determine the recoverability of maintenance deposits. The key assumptions include the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor.

ii) Long-term incentive plan and management incentive plan

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees.

The cost of equity-settled transactions is recognized in earnings, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, and making assumptions about them.

Share appreciation rights (“SARs”) - cash settled

The cost of the SARs plan is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in salaries and benefits expense together with the grant date fair value.

iii) Deferred taxes

Deferred tax assets are recognized for all available tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management’s judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning opportunities to advance taxable profit before expiration of available tax losses.

iv) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility.

v) Impairment of long-lived assets

The Company assesses whether there are any indicators of impairment for long-lived assets annually and at other times when such indicators exist. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

vi) Allowance for doubtful accounts

An allowance for doubtful accounts receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

5. Convenience translation

U.S. dollar amounts at March 31, 2015 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos at March 31, 2015, divided by an exchange rate of Ps.15.1542 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on March 31, 2015. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

6. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

7. Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalent consist of cash and short-term investments as defined above.

8. Related parties

An analysis of balances due to related parties at March 31, 2015 and December 31, 2014 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Tipy of transactions	Country of origin	At March 31, 2015		At December 31, 2014		Terms
Due to:
Aeromantenimimento, S.A.	Aircraft and engine maintenance	El Salvador	Ps.	4,410	Ps.	559	30 días
Human Capital International HCI, S.A. de C.V.	Professional fees	México		6		8	30 días
			Ps.	4,416	Ps.	567

9. Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

Adoption of IFRS 9 (2013)

On October 1, 2014 the Company elected to early adopt IFRS 9 (2013) Financial Instruments, which comprises aspects related to classification and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. This early adoption of IFRS 9 (2013) did not require retrospective adjustments to the Company.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost. For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted as such.

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, to define the intrinsic value of the option as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in income when the hedged item is recognized in the consolidated statements of operations.

i) Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

Initial recognition

All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.-	Financial assets at FVTPL which include financial assets held for trading.
2.-	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.-	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Financial assets carried at amortized cost

Accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market which meet the SPPI characteristics and are held to collect their cash flows. Therefore, after initial recognition at fair value, such financial assets are subsequently measured at amortized cost using the Effective Interest Rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statements of operations. The losses arising from impairment are recognized in the consolidated statements of operations as sales, marketing and distribution expenses.

ii) Financial liabilities

Classification of financial liabilities

Financial liabilities under IFRS 9 (2013) are classified at amortized cost or at FVTPL.

Derivative financial instruments are also considered financial liabilities when these represent contractual obligations to deliver cash or another financial asset.

Initial recognition

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, financial debt and financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013).

Financial risk management

The Company’s activities are exposed to different financial risks derived from exogenous variables which are not under their control but whose effects might be potentially adverse: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of these risks. The Company does not engage derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements. Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, as well as design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

10. Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s). Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the CFH accounting model, the effective portion of the hedging instrument´s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. At March 31, 2015 and December 31, 2014, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also is recognized in income.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

11. Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or

(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

·	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

·	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

·	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

At March 31, 2015, all assets and liabilities on which fair value is measured or disclosed by the Company have been categorized at Level 2.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. At March 31, 2015, the Company determined that there were no transfers between the distinct fair value hierarchy levels.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

12. Rotable spare parts, furniture and equipment, net

a) The detail of rotable spare parts, furniture and equipment is shown below:

	Gross value				Accumulated depreciation				Net carrying value
	At March 31, 2015		At December 31, 2014		At March 31, 2015		At December 31, 2014		At March 31, 2015		At December 31, 2014
Aircraft parts and rotable spare parts	Ps.	252,557	Ps.	241,190	Ps.	(94,577)	Ps.	(89,247)	Ps.	157,980	Ps.	151,943
Constructions and improvements		79,788		79,481		(58,150)		(55,377)		21,638		24,104
Standardization		97,181		97,181		(55,326)		(49,559)		41,855		47,622
Computer equipment		24,454		24,106		(20,816)		(20,233)		3,638		3,873
Office furniture and equipment		26,545		27,798		(12,375)		(12,056)		14,170		15,742
Electric power equipment		19,457		15,491		(8,709)		(8,144)		10,748		7,347
Motorized transport equipment plattform		4,855		4,597		(4,397)		(4,358)		458		239
Communications equipment		8,003		8,054		(4,141)		(3,981)		3,862		4,073
Workshop machinery and equipment		7,019		6,775		(2,370)		(2,197)		4,649		4,578
Service carts on board		5,367		5,367		(3,020)		(2,698)		2,347		2,669
Pre-delivery payments		1,391,028		1,396,008		-		-		1,391,028		1,396,008
Workshop tools		13,964		11,883		(10,302)		(9,811)		3,662		2,072
Construction and improvements in process		6,611		4,760		-		-		6,611		4,760
Leasehod improvements to fight equipment		1,234,945		1,187,914		(706,853)		(629,632)		528,092		558,282
Total	Ps.	3,171,774	Ps.	3,110,605	Ps.	(981,036)	Ps.	(887,293)	Ps.	2,190,738	Ps.	2,223,312

b) During the three months period ended March 31, 2015 and for the twelve months period ended December 31, 2014 the Company acquired rotable spare parts, furniture and equipment with a cost of Ps.189,550 and Ps.1,594,310, respectively.

c) For the three months period ended March 31, 2015 and for the twelve months period ended December 31, 2014, the Company recorded disposals of rotable, spare parts and furniture by an amount of Ps.132,689 and Ps.400,744.

d) Depreciation expense for the three months period ended March 31, 2015 and 2014 was Ps.94,750 and Ps.50,695, respectively.

e) In accordance with the agreement between the Company and Airbus S.A.S. (“Airbus”) and IAE International Aero Engines AG (“IAE”) for the purchase of aircraft and engines, respectively, the Company agreed to make pre-delivery payments prior to the delivery of each aircraft and spare engine. These pre-delivery payments are calculated based on the price of each aircraft and engine, and following a formula established for such purpose in the agreement.

During the three months period ended March 31, 2015 and for the year ended December 31, 2014, the amounts paid for aircraft pre-delivery payments were Ps.121,011 (US$8.1 million) and Ps.906,120 (US$67.6 million), respectively.

13. Financial liabilities

Financial debt

At March 31, 2015 and December 31, 2014, the Company’s short and long-term debt consists of the following:

	At March 31, 2015		At December 31, 2014
I. Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on December 1, 2016, bearing annual interest rate at the three-month LIBOR rate plus 2.50 percentage points.		1,250,802		1,243,192
II. Accrued interest		5,373		4,678
		1,256,175		1,247,870
Less: Short-term maturities*		851,427		823,071
Long-term	Ps.	404,748	Ps.	424,799

*Includes accrued interest by an amount of Ps.5,373

The following table provides a summary of the Company’s principal payments of debt obligations and accrued interest at March 31, 2015:

	March 31, 2016		March 31, 2017		Total

Foreing currency:
Santander/Bancomext	Ps.	851,427	Ps.	404,748	Ps.	1,256,175
Total	Ps.	851,427	Ps.	404,748	Ps.	1,256,175

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At March 31, 2015, the Company was in compliance with the covenants under the above-mentioned loan agreements.

14. Operating leases

At March 31, 2015 and December 31, 2014 the Company’s fleet is comprised as follows:

Aircraft Type	Model	At March 31, 2015	At December 31, 2014
A319	132	6	6
A319	133	12	12
A320	233	29	28
A320	232	4	4
		51	50

Te Company will incorporate four A-320 aircraft and two A-321 aircraft to its fleet during 2015 (four of them related to the original purchase agreement with Airbus, S.A.S. (“Airbus”).

15. Equity

At March 31, 2015, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A Shares	3,224	877,852,982	877,856,206
Series B Shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(20,866,797)	(20,866,797)
	24,180	990,985,700	991,009,880

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company´s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution, subject to the rights of the holders of all series of stock outstanding having priority rights to dividends. The Company’s revolving line of credit with Banco Santander México and Bancomext limit the Company´s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the three months period ended March 31, 2015 and for the year ended December 31, 2014 the Company did not declare any dividends.

16. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings.

The major components of income tax expense in the unaudited interim condensed consolidated statement of operations for the three month periods ended March 31, 2015 and 2014 are:

	For the three month periods ended March 31,
	2015		2014
Current tax expense	Ps.	(332,304)	Ps.	(2,260)
Deferred income tax benefit		201,349		109,370
Total income tax (expense) benefit on profits	Ps.	(130,955)	Ps.	107,110

17. Commitments and contingencies

Aircraft-related commitments and financing arrangements

Committed expenditures for aircraft purchase related to pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos
April - December 2015	US$	37,255	Ps.	564,569
2016		41,547		629,612
2017		82,275		1,246,812
2018		119,883		1,816,731
2019		91,556		1,387,458
2020 and thereafter		25,691		389,327
	US$	398,207	Ps.	6,034,509

Litigation

a) The Company, as well as its CEO, CFO, three current directors and our former chairman, are among the defendants in a putative class action commenced on February 24, 2015 in the federal United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to the September 2013 initial public offering. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to the Company´s recognition of non-ticket revenue and competitive outlook for certain markets in violation of the federal securities laws, and seeks unspecified damages and rescission. A lead plaintiff for the action has not yet been appointed by the court. The Company believes that the outcome of the proceedings to which we are currently a party will not, individually or in the aggregate, have a material adverse effect in the Company´s consolidated financial statements.

b) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

18. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified.

	Fort the three months period ended
	March 31,
	2015		2014
Revenues:
Domestic (Mexico)	Ps.	2,611,759	Ps.	2,010,475
United States of America		1,156,471		764,883
Total revenues	Ps.	3,768,230	Ps.	2,775,358

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR
INVESTMENTS IN ASSOCIATES AND JOINT
NEW YORK STOCK	VENTURES	CONSOLIDATED
EXCHANGE: VLRS	(THOUSAND OF MEXICAN PESOS)

			%	Total amount
			Owner		Current
Company name	Principal activity	Number of shares	ship	Acquisition cost	value
Total investment in associates				0	0

Notes N/A

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK	QUARTER: 01 YEAR: 2015
EXCHANGE CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS

BREAKDOWN OF CREDITS	CONSOLIDATED
(THOUSAND OF MEXICAN PESOS)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Banks
Foreign trade
Secured
Commercial banks
Banco Santander-Bancomext (1)	Not	27/07/2011	01/12/2016	LIBOR +2.5%							715,490	130,564	404,748	0	0	0
Other
Total banks					0	0	0	0	0	0	715,490	130,564	404,748	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE	QUARTER: 01 YEAR: 2015
CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS

BREAKDOWN OF CREDITS	CONSOLIDATED
(THOUSAND OF MEXICAN PESOS)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Stock market
Listed stock exchange
Unsecured
Secured
Private placements
Unsecured
Secured
Total stock market listed in stock exchange and private placement					0	0	0	0	0	0	0	0	0	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE	QUARTER: 01 YEAR: 2015
CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS

BREAKDOWN OF CREDITS	CONSOLIDATED
(THOUSAND OF MEXICAN PESOS)

				Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
				Time interval						Time interval
Credit type / institution	Foreign Institution (Yes/No)	Date of agreement	Expiration date	Current year	Until 1year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Other current and non- current liabilities with cost
Total other current and non- current liabilities with cost				0	0	0	0	0	0	0	0	0	0	0	0

Suppliers
Landing, take-off and navigation	Not			52,531	0
Fuel	Not			52,211	0
Administrative expenses	Not			22,057	0
Sales, marketing and distribution	Not			18,668	0
Technology and communication	Not			14,897	0
Maintenance expenses	Not			10,769	0
Other services	Not			2,458	0
Maintenance expenses	Yes									38,695	0
Fuel	Yes									22,006	0
Technology and communication	Yes									20,990	0
Administrative expenses	Yes									9,105	0
Sales, marketing and distribution	Yes									320	0
Other services	Yes									31	0
Total suppliers				173,591	0					91,147	0

Other current and non- current liabilities
Others	Not			2,724,394	45,806	76,551	41,990	21,254	22,610	372,237	0	37,542	0	0	0
Others	Yes
Total other current and non- current liabilities				2,724,394	45,806	76,551	41,990	21,254	22,610	372,237	0	37,542	0	0	0

General total				2,897,985	45,806	76,551	41,990	21,254	22,610	1,178,874	130,564	442,290	0	0	0

NOTES:

1.	Revolving line of credit to finance pre-delivery payments. The pre-delivery payments refer to pre-payments made to aircraft an engine manufactures during the manufacturing stage of the aircraft.
2.	The financial debt breakdown does not include interest payable at March 31, 2015.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR
MONETARY FOREIGN CURRENCY POSITION
NEW YORK STOCK
EXCHANGE CODE: VLRS

CONSOLIDATED
(THOUSAND OF MEXICAN PESOS)

	Dollars		Other currencies
Foreign currency position	Thousands of		Thousands of
(thousands of pesos)	dollars	Thousand pesos	dollars	Thousand pesos	Thousand pesos total

Assets	518,393	7,855,826	0	0	7,855,826

Current	165,395	2,506,429	0	0	2,506,429

Non current (1)	352,998	5,349,397	0	0	5,349,397

Liabilities	115,594	1,751,728	0	0	1,751,728

Short - term (2)	86,408	1,309,438	0	0	1,309,438

Long term	29,186	442,290	0	0	442,290

Net balance	402,799	6,104,098	0	0	6,104,098

Notes

U.S. dollar amounts at March 31, 2015 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.15.1542 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on March 31, 2015.

(1) Include pre-delivery payments, which are recorded as part of property, plant and equipment and therefore are not revaluated.

(2) At March 31, 2015, the Company includes in its monetary foreign currency position certain taxes and fees payable by an amount of US$8,864.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR
	DEBT INSTRUMENTS	PAGE 1 / 2
NEW YORK STOCK		CONSOLIDATED
EXCHANGE CODE: VLRS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i) Incur debt above a specified debt basket unless certain financial ratios are met.

ii) Create liens.

iii) Merge or acquire any other entity without the previous authorization of the Banks.

iv) Dispose of certain assets.

v) Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR
	DEBT INSTRUMENTS	PAGE 2 / 2
NEW YORK STOCK		CONSOLIDATED
EXCHANGE CODE: VLRS

ACTUAL SITUATION OF FINANCIAL LIMITED

In compliance

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR
DISTRIBUTION OF REVENUE BY PRODUCT
NEW YORK STOCK
EXCHANGE CODE: VLRS		CONSOLIDATED
TOTAL INCOME
(THOUSAND OF MEXICAN PESOS)

	Net sales			Main
Main products or product line	Volume	Amount	Market share (%)	Trademarks	Customers
National income
Domestic (México)	0	2,611,759	0.00
Export income
United States of America	0	1,156,471	0.00
Income of subsidiaries abroad

Total	0	3,768,230

Notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR
ANALYSIS OF PAID CAPITAL STOCK
NEW YORK STOCK
EXCHANGE CODE: VLRS

CONSOLIDATED
CHARACTERISTICS OF THE SHARES

			Number of shares				Capital stock
Series	Nominal value	Valid coupon	Fixed portion	Variable portion	Mexican	Free subscription	Fixed	Variable
A	0.00000	0	3,224	877,852,982	0	0	9	2,579,714
B	0.00000	0	20,956	133,999,515	0	0	56	393,780
TOTAL			24,180	1,011,852,497	0	0	65	2,973,494

Total number of shares representing the paid in capital stock on the date of sending the information	1,011,876,677

Notes

The figures presented in fixed and variable portion of capital stock are presented in thousands of Mexican pesos.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK		QUARTER: 01 YEAR: 2015
EXCHANGE CODE: VOLAR
DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGE CODE: VLRS
PAGE 1 / 4
CONSOLIDATED

Qualitative and quantitative information of the derivatives position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries (“Volaris” the “Company”) at March 31, 2015.

1)	Management discussion about the financial derivatives instruments policies, explaining whether these policies allow them to be used only for hedging or other purposes such as negotiation.

The Company´s activities are exposed to different financial risks derived from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on the uncertainty in the financial markets and aims to minimize the adverse effects on the net earnings and necessities of working capital. Volaris uses derivative financial instruments only to mitigate part of these risks and does not engage into derivatives instruments for speculative or negotiation purposes.

The Company has a Risk Management team that identifies and measures the exposure to different financial risks; additionally they design the strategies to mitigate them. Therefore has a Hedge Policy and procedures related to it, in which the strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance of the Company

The Hedging Policy and processes related thereto are approved by diverse Company’s participants in accordance with the Corporate Governance. The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by various committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the Hedging Policy, and its procedures, are subject to internal and external audits.

The Hedging Policy is conservative regarding approved derivative financial instrument since it only allows instruments that maintain an effective correlation with the primary position to be hedged. It is the Company’s objective to ensure that derivative financial instruments held, at all times, qualify for hedge accounting.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.

Fuel price variation risk: The fuel suppliers’ contracts make reference to market prices; therefore, it is exposed to an increase in its price. Volaris contacts derivative financial instruments to hedge against fuel prices increases. Volaris engages in derivative financial instruments aiming to hedge against significant increases and/or sudden increases in the fuel price. Such instruments are negotiated in over the counter (“OTC”) market, with approved counterparties and within approved limits by the Hegding Policy. At the date of this report, the Company has Asian swaps and Asian call options, with U.S. Gulf Coast Jet Fuel 54 as underlying asset. Asian instruments provide a more prefect offsetting due that the payoff takes into account the average price of the underlying asset considered in Volaris main fuel supplier. These instruments qualified for hedge accounting and accordingly, their effects are presented as part of fuel cost in the consolidated statements of operations.

2.	Foreign currency risk: The Company's exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different from the Company´s functional (including the amount payable arising from U.S. dollar denominated expenses and U.S. dollar linked expenses and payments). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not hold foreign currency related derivative financial instruments.

3.

Interest rate risk: The Company's exposure to the risk of changes in market interest rates relates primarily to the Company´s long term debt obligations and flight equipment operating lease agreements with floating interest rates. The Company uses interest rate swaps to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK	QUARTER: 01 YEAR: 2015
EXCHANGE CODE: VOLAR
DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGECODE: VLRS
	PAGE	2 / 4
CONSOLIDATED

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

Markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To manage counterparty risk, the Company negotiates ISDA agreements with counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. This risk on derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. As of March 31, 2015, the Company has in place 9 ISDA agreements and operates through 6 of them.

The Company only operates with the financial counterparties, with which it has an ISDA contract. Those contracts have a Credit Support Annex (“CSA”), All of the ISDA agreements have a credit support annex (“CSA”), which where credit conditions are defined, among which credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding. The execution of derivative financial instruments is distributed among the different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are carried at cost or fair value and the valuation methods and techniques.

The designation of calculation agents is documented in the ISDA contracts under which Volaris operates. The Company uses the valuations received from its counterparties. These fair values are compared against internally developed valuation techniques that are made using valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on market levels and variables of the underlying asset, using Bloomberg as the main source of information.

Based on International Financial Reporting Standards ("IFRS"), under which the Company prepares its financial statements, Volaris realizes prospective and retrospective effectiveness tests, as well as hedging records where derivative financial instruments are classified according to the type of underlying asset (updated and monitored constantly). At the date of filing this report, all the Company's financial derivative instruments are considered effective and, therefore, they are classified to be recorded under hedge accounting assumptions.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK	QUARTER: 01 YEAR: 2015
EXCHANGE CODE: VOLAR
DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGECODE: VLRS
	PAGE	3 / 4
CONSOLIDATED

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA contract. Those contracts have a Credit Support Annex ("CSA"), which set forth credit conditions that stipulate credit lines and guidelines for margin calls, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that its exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient. Moreover, the Company has internal recourses to meet the requirements related to derivative financial instruments.

4)	Changes in exposure to the major risks identified and the administration thereof, contingencies and known or anticipated events by management that may affect future reports.

The Company's activities are exposed to various financial risks, such as the fuel price risk, foreign currency risk and interest rate risk. During the first quarter of 2015 no significant changes were identified that can modify exposure to the risks described above, a situation that may change in the future.

5)	Quantitative information

At the date of this report, all the Company’s derivatives financial instruments are treated as hedge accounting, therefore the changes in the fair value of derivative instruments will solely be the result of changes in the levels or prices of the underlying asset and it will not modify the hedging objective for which they were initially celebrated.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK	QUARTER: 01 YEAR: 2015
EXCHANGE CODE: VOLAR
DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGECODE: VLRS
	PAGE	4 / 4
CONSOLIDATED

Derivative financial instruments summary

At March 31st, 2015

(Amounts in thousands Mexican pesos)

				Underlying asset value			Fair Value (4)
Instrument	Hedging or other purposes	Notional amount / Nominal Value	Position	Underlying asset	Current quarter (1Q15)	Previous quarter (4Q14)	Current quarter (1Q15)	Previous quarter (4Q14)	Maturity	Collateral (5)

Interest swaps (1)	Hedge	USD $70.0M	Long	6M libor	0.40%	0.36%	-80,926	-83,496	Short-term: -43,384	4,244
									Long-term: -37,542

Fuel Asian swaps (2)	Hedge	2.0M gallons	Long	Jet Fuel GC 54	USD $1.57 / Gal	USD $1.65 / Gal	-48,746*	-169,623*	Short-term: -48,746	-

Fuel Asian call options (3)	Hedge	102.2M gallons	Long	Jet Fuel GC 54	USD $1.57 / Gal	USD $1.65 / Gal	138,641	68,133	Short-term: 55,753	-
									Long-term: 82,888

*Fair value includes their respective settlement, which it is pay the 5 following days after the end of the month.

(1)	Two derivative financial instruments allocated with one counterparty.

(2)	8 derivative financial instruments allocated with 3 counterparties.

(3)	129 derivative financial instruments allocated with 2 counterparties.

(4)	Positions from the Company’s point of view.

(5)	All of the ISDA agreements have a credit support annex (“CSA”), where credit conditions are defined, among which credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding. The execution of derivative financial instruments is allocated among the different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER: 01 YEAR: 2015
CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS
NOTES TO FINANCIAL STATEMENTS
CONSOLIDATED

11040000: At March 31, 2015 and December 31, 2014, this item is comprised mainly of recoverable taxes and other minor receivables.

The tax recoverable balances at March 31, 2015 and December 31, 2014 amount to Ps.69,820 and Ps.234,457, respectively.

11060060: At March 31, 2015 and December 31, 2014, this item is comprised mainly of maintenance deposits for flight equipment paid to lessors (maintenance reserves), by an amount of Ps. 549,273 and Ps.505,744, respectively.

12030030: At March 31, 2015 and December 31, 2014, this item is comprised mainly of: i) flight equipment improvements (capitalized maintenance) by an amount of Ps.1,234,945 and Ps. Ps.1,187,914, respectively; ii) rotable spare parts amounting to Ps.252,557 and Ps.241,190, respectively, and iii) other minor assets.

12030050: At March 31,2015 and December 31, 2014, this item is comprised mainly of pre-delivery payments for aircraft acquisitions in the amount of Ps.1,391,028 and Ps.1,396,008, respectively, and other minor assets.

12060040: At March 31, 2015 and December 31, 2014, the software is presented in this item.

12080050: At March 31, 2015, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps.3,125,749 and Ps.568,042, respectively.

At December 31, 2014, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps.2,936,428 and Ps.556,275, respectively.

21050020: At March 31, 2015 and December 31, 2014, in this reference are presented certain taxes rights and tariffs, which are charged to the passengers on behalf of governmental entities and airports. The Company paid these taxes, rights and tariffs to those entities periodically.

21060080: At March 31, 2015, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,069,899 and Ps.4,416, respectively.

At December 31, 2014, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,121,541 and Ps.567, respectively.

30050000: At March 31, 2015 and December 31, 2014, the long term incentive plan cost is presented in this item.

30070000: At March 31, 2015 and December 31, 2014, the treasury shares value is presented exclusively in this item.

Volaris Reports Strong First Quarter 2015: 32% Adjusted EBITDAR Margin, 9% Operating Margin

Mexico City, Mexico, April 22, 2015 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today announced its financial results for the first quarter 2015.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2015 Highlights

■	Total operating revenues were Ps.3,768 million for the first quarter, an increase of 35.8% year over year.

■	Non-ticket revenues increased 64.6% for the first quarter year over year. Non-ticket revenue per passenger increased 41.6%, reaching Ps.337 (US$22) for the first quarter.

■	Total operating revenue per available seat mile (TRASM) increased to Ps.123.8 cents for the first quarter, an increase of 22.4% year over year.

■	Operating expenses per available seat mile (CASM) decreased 5.5% for the first quarter year over year, to Ps.112.5 cents (US$7.4 cents). CASM expressed in US cents decreased 18.4% for the first quarter year over year.

■	Adjusted EBITDAR for the first quarter was Ps.1,204 million, a Ps.1 billion increase year over year with an Adjusted EBITDAR margin of 32.0%, a margin increase of 26.1 percentage points.

■	EBIT reached Ps.346 million with an operating margin of 9.2% for the first quarter, a margin improvement of 26.8 percentage points.

■	Net income was Ps.306 million (Ps.0.30 per share / US$0.20 per ADS) with a net margin of 8.1% for the first quarter, a net margin improvement of 21.4 percentage points.

■	During the first quarter the net increase of cash and cash equivalents was Ps.862 million mainly driven by the resources provided by operating activities of Ps.949 million. Unrestricted cash and cash equivalents was Ps.3,156 million (US$208 million), representing 21% of the last twelve month total revenues.

Volaris´ CEO Enrique Beltranena commented: “Volaris' strong performance for the first three months of 2015 are evidence of the hard work and excellent execution to improve financial performance following a very challenging year. We continue to diversify our network and strengthen our unbundled product strategy, increasing our international presence and growing non-ticket revenues while maintaining cost discipline. We are committed to continue building solid foundations towards a strong and profitable 2015”.

Improving Macroeconomic Environment

■	The Mexican macroeconomic environment:
o	GDP growth for the full year 2014 was 2.1%.

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	1

o	Consumer confidence increased 7.8%, 6.8% and 4.8% year over year in January, February and March of 2015, respectively.
o	The Mexican General Economic Activity Indicator (IGAE) increased 2.0% year over year in January of 2015.

■	Exchange rate volatility: The Mexican peso depreciated 12.8% year over year against the US dollar, as the exchange rate devalued from an average of Ps.13.23 pesos per US dollar in the first quarter of 2014 to Ps.14.93 pesos per US dollar during the first quarter of 2015.

■	Lower fuel prices: The average economic fuel cost per gallon decreased 27.1% year over year in the first quarter of 2015, reaching Ps.29.7 (US$1.96) per gallon.

Focus on Network Diversification and Revenue Management Results in Unit Revenue Improvement

■	Unit revenue improvement and capacity management: TRASM and yield increased 22.4% and 17.5% for the first quarter year over year, respectively, as a result of a recuperating domestic fare environment and solid international fare environment. Domestic capacity increased 4.0%, reflecting capacity discipline and supporting yield recovery, while international capacity increased 31.4%.

■	Non-ticket revenue growth: Non-ticket revenues per passenger increased 41.6% year over year for the first quarter as Volaris continues to observe a customer acceptance of its ancillary revenue strategy. This growth is mainly driven by improved ancillary bundles and revenue management of bag and seat fees, as well as new product offerings.

■	Air traffic volume increase: The Mexican DGAC reported an overall passenger increase for Mexican carriers of 9.2% for January and February 2015. Volaris’ market share among Mexican carriers increased to 23.9% in both domestic and international markets, the second largest share among them.

■	New routes launch: In the first quarter, Volaris opened five routes (four domestic and one international), focusing on its VFR customer base, both in the domestic and the Mexico-US cross-border market.

First Quarter Operating Revenues: Managing Capacity for Profitability Results in Solid Traffic and Revenue Indicators

Volaris booked 2.5 million passengers in the first quarter 2015, a 16.2% year over year growth rate. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 10.0%.

Volaris’ total operating revenues were Ps.3,768 million in the first quarter, an increase of 35.8% year over year. Non-ticket revenues and non-ticket revenue per passenger reached Ps.846 million and Ps.337 (US$22), respectively. Non-ticket revenues per passenger increased 41.6%.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	2

Maintaining Cost Discipline: Fuel Savings Combined With Other Efficiencies

CASM for the first quarter 2015 was Ps.112.5 cents (US$7.4 cents), a 5.5% decrease compared to the first quarter of 2014, mainly driven by a lower fuel price per gallon and efficiencies achieved in landing, take-off and navigation expenses, salaries and benefits. On a US dollar basis, CASM in the first quarter decreased 18.4% compared to the same period in 2014.

In the first quarter, Volaris experienced pressures in US-dollar denominated costs such as aircraft rents, international airport costs, and maintenance expenses due to the exchange rate depreciation of the Mexican peso.

Young and Fuel Efficient Fleet

As of March 31, 2015, the Company´s fleet was comprised of 51 aircraft (33 A320s and 18 A319s), with an average age of 4.5 years. Volaris expects to end 2015 with 55 aircraft, including our first two A321s which will be entering the fleet during the second quarter of the year.

Positive Cash Flow Generation, Strong Balance Sheet and Good Liquidity

During the first quarter the net increase of cash and cash equivalents was Ps.862 million mainly driven by the resources provided by operating activities of Ps.949 million.

As of March 31, 2015, Volaris had a record balance of Ps.3,156 million in unrestricted cash and cash equivalents, representing 21% of the last twelve month operating revenues. Volaris recorded negative net debt (or a positive net cash position) of Ps.1,900 million and total equity reached Ps.4,806 million.

During the first quarter of 2015, Volaris incurred capital expenditures of Ps.50 million, which included acquisitions of rotable spare parts, furniture and equipment of Ps.61 million, partially offset by reimbursements of net pre-delivery payments of Ps.11 million.

Active in Fuel Risk Management

Volaris has continued to remain active in its fuel risk management program with a combination of financial instruments including Jet Fuel swaps and purchase of call options. In the first quarter Volaris hedged 29% of fuel consumption at an average price of US$2.53 per gallon, which combined with the 71% unhedged consumption, resulted in a blended average economic fuel cost of US$1.96 per gallon for the quarter.

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	3

Analyst Coverage

Firm	Analyst
Barclays	Benjamin M. Theurer
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
Imperial Capital	Bob McAdoo
Itaù Unibanco	Renato Salomone
Morgan Stanley	Ricardo Alves
Santander	Ana Gabriela Reynal
UBS	Rodrigo Fernandes

Conference Call/Webcast Details:

Volaris will conduct a conference call to discuss these results on April 22, 2015, at 12:00 p.m. EDT. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 135 and its fleet from four to 51 aircraft. Volaris offers more than 230 daily flight segments on routes that connect 38 cities in Mexico and 21 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	4

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended March 31, 2015 (US Dollars)*	Three months ended March 31, 2015	Three months ended March 31, 2014	Variance (%)
Total operating revenues (millions)	249	3,768	2,775	35.8%
Total operating expenses (millions)	226	3,422	3,263	4.9%
EBIT (millions)	23	346	-488	NA
EBIT margin	9.2%	9.2%	-17.6%	26.8	pp
Adjusted EBITDA (millions)	30	449	-430	NA
Adjusted EBITDA margin	11.9%	11.9%	-15.50%	27.4	pp
Adjusted EBITDAR (millions)	79	1,204	162	>100%
Adjusted EBITDAR margin	32.0%	32.0%	5.9%	26.1	pp
Net income (loss) (millions)	20	306	-370	NA
Net margin	8.1%	8.1%	-13.30%	21.4	pp
Earnings (loss) per share:
Basic	0.02	0.30	-0.37	NA
Diluted	0.02	0.30	-0.37	NA
Earnings (loss) per ADS:
Basic	0.20	3.03	-3.66	NA
Diluted	0.20	3.03	-3.66	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	3,043	2,742	11.0%
Domestic	-	2,126	2,044	4.0%
International	-	917	698	31.4%
Revenue passenger miles (RPMs) (millions)(1)	-	2,435	2,214	10.0%
Domestic	-	1,719	1,639	4.9%
International	-	716	575	24.5%
Load factor	-	80.0%	80.7%	(0.7	)pp
Domestic	-	80.9%	80.2%	0.7	pp
International	-	78.0%	82.4%	(4.4	)pp
Total operating revenue per ASM (TRASM) (cents)	8.2	123.8	101.2	22.4%
Passenger revenue per ASM (RASM) (cents)	6.3	96.0	82.5	16.5%
Passenger revenue per RPM (Yield) (cents)	7.9	120.0	102.1	17.5%
Average fare	76.9	1,165	1,046	11.3%
Non-ticket revenue per passenger	22.2	337	238	41.6%
Non-ticket revenue excluding cargo per passenger	21.0	319	208	52.9%
Operating expenses per ASM (CASM) (cents)	7.4	112.5	119.0	-5.5%
Operating expenses per ASM (CASM) ( US cents)	-	7.4	9.1 **	-18.4%
CASM ex fuel (cents)	5.1	77.9	72.1	8.1%
CASM ex fuel (US cents)	-	5.1	5.5 **	-6.7%
Booked passengers (thousands)	-	2,511	2,161	16.2%
Departures	-	19,313	16,823	14.8%
Block hours	-	50,695	45,250	12.0%
Fuel gallons consumed (millions)	-	35.4	31.6	12.0%
Average economic fuel cost per gallon	1.96	29.7	40.8	-27.1%
Aircraft at end of period	-	51	46	10.9%
Average aircraft utilization (block hours)	-	12.1	12.4	-2.8%
Average exchange rate	-	14.93	13.23	12.8%

*Convenience translation to period-end U.S. dollars (Ps.15.1542). **Convenience translation to period-end U.S. dollars (Ps.13.0837)

(1)Includes schedule + charter

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	5

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2015 (US Dollars)*	Three months ended March 31, 2015	Three months ended March 31, 2014	Variance (%)
Operating revenues:
Passenger	193	2,922	2,261	29.2%
Non-ticket	56	846	514	64.6%
	249	3,768	2,775	35.8%

Other operating income	-2	-23	-4	>100%
Fuel	69	1,051	1,287	-18.3%
Aircraft and engine rent expense	50	755	593	27.4%
Landing, take-off and navigation expenses	38	574	520	10.4%
Salaries and benefits	28	424	389	9.0%
Sales, marketing and distribution expenses	14	216	158	36.8%
Maintenance expenses	12	181	159	14.4%
Other operating expenses	9	142	105	35.4%
Depreciation and amortization	7	103	58	78.8%
Operating expenses	226	3,422	3,263	4.9%

Operating income (loss)	23	346	-488	NA

Finance income	1	9	5	87.7%
Finance cost	-	-4	-5	-20.3%
Exchange gain, net	6	86	11	>100%
Comprehensive financing result	6	91	11	>100%

Income (loss) before income tax	29	437	-477	NA
Income tax (expense) benefit	-9	-131	107	NA
Net income (loss)	20	306	-370	NA

Attribution of net income (loss)
Equity holders of the parent	20	306	-370	NA
Non-controlling interest	-	-	-	-
Net income (loss)	20	306	-370	NA

*Convenience translation to period-end U.S. dollars (Ps.15.1542)

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	As of March 31, 2015 Unaudited (US Dollars)*	As of March 31, 2015 Unaudited	As of December 31, 2014 Audited
Assets
Cash and cash equivalents	208	3,156	2,265
Accounts receivable	19	286	449
Inventories	9	138	140
Prepaid expenses and other current assets	16	247	228
Financial instruments	4	56	63
Guarantee deposits	38	582	545
Total current assets	295	4,465	3,689
Rotable spare parts, furniture and equipment, net	145	2,191	2,223
Intangible assets, net	5	69	73
Financial instruments	5	83	5
Deferred income tax	34	522	328
Guarantee deposits	245	3,709	3,541
Other assets	3	46	46
Total assets	731	11,085	9,905
Liabilities
Unearned transportation revenue	129	1,960	1,421
Accounts payable	18	269	506
Accrued liabilities	71	1,070	1,122
Taxes and fees payable	92	1,390	677
Financial instruments	6	92	211
Financial debt	56	851	823
Other liabilities	1	11	9
Total short-term liabilities	372	5,643	4,768
Financial instruments	2	38	42
Financial debt	27	405	425
Accrued liabilities	9	130	144
Other liabilities	2	24	21
Employee benefits	1	8	8
Deferred income taxes	2	31	27
Total liabilities	414	6,279	5,435
Equity
Capital stock	196	2,974	2,974
Treasury shares	-8	-115	-115
Contributions for future capital increases	-	-	-
Legal reserve	3	38	38
Additional paid-in capital	118	1,788	1,787
Accumulated losses	17	251	-56
Accumulated other comprehensive losses	-9	-130	-158
Total equity	317	4,806	4,470
Total liabilities and equity	731	11,085	9,905

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

*Convenience translation to period-end U.S. dollars (Ps.15.1542)

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2015 (US Dollars)*	Three months ended March 31, 2015	Three months ended March 31, 2014

Net cash flow provided by (used in) operating activities	63	949	-86
Net cash flow used in investing activities	-3	-51	-227
Net cash flow (used in) provided by financing activities	-2	-37	99
Increase (decrease) in cash and cash equivalents	57	862	-215
Net foreign exchange differences	2	29	4
Cash and cash equivalents at beginning of period	149	2,265	2,451
Cash and cash equivalents at end of period	208	3,156	2,240

*Convenience translation to period-end U.S. dollars (Ps.15.1542)

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	8